Mail Stop 6010
      July 14, 2005


VIA U.S. MAIL AND FACSIMILE

Dennis H. Millard
Group Finance Director
Cookson Group plc
265 Strand
London
WC2R 1DB
United Kingdom

      Re:	Cookson Group plc
		Form 20-F for the year ended December 31, 2004
      Filed June 3, 2005
		File No. 0-21784

Dear Mr. Millard:


      We have reviewed your filing and have the following comments.
We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.





Form 20-F/A for the year ended December 31, 2004

Operating and Financial Review and Prospects, page 18

Cost-saving and efficiency improvement initiatives, page 20

1. With respect to restructuring and exit plans, please expand future filings to present more detailed and quantified disclosure about expected and actual cost savings. Refer to the guidance under "4. Disclosures" to SAB Topic 5-P.

Liquidity and capital resources, page 27
2. We note your use of non-GAAP measures of "EBITDA" and "free cash flow." In future filings, please expand to more fully comply with the disclosure requirements of Item 10(e)(1)(i) of Regulation S-K. Under that guidance you should disclose, with equal or greater prominence, the most directly comparable GAAP measure and you should provide reconciliation of the differences between those non-GAAP and
GAAP measures. You should also provide substantive statements disclosing the reasons why you believe a non-GAAP measure provides useful information to investors. In that regard, you should expand the existing statements to provide more specific rationale for your use and disclosure of the measures. For additional guidance with respect to free cash flow refer to Question 13 to "Frequently Asked
Questions Regarding the Use of Non-GAAP Financial Measures." That document is available on our website.

Financial Statements

Note 1. Accounting policies and critical accounting estimates, page
F-6

Turnover, page F-6
3. We see that you are engaged in numerous and diverse businesses. Accordingly, future filings should present more detailed and specific disclosure about revenue policies. That disclosure should more specifically address your significant revenue generating activities and the underlying polices and practices for each of those activities. Where relevant, the policy disclosure should address long-term contracts and multiple element arrangements. Also, as relevant, disclosure should address the nature and extent of customer acceptance provisions, post-shipment obligations, return policies, warranties, credits, discounts, rebates, and price protection or similar privileges, including disclosure about how these matters are considered in your revenue practices. Show us how you plan to implement this comment.
4. With respect to US GAAP, provide us a written analysis of your revenue practices and show us that your practices are appropriate under SAB 104.

Note 25. Commitments for capital expenditure, contingencies and guarantees, page F-28
5. We note that you have given guarantees to precious metals consignors for all of the value of precious metals held on consignment terms at December 31, 2004, amounting to 185.7 million.
With respect to the consignment arrangements and for US GAAP purposes, tell us why you believe the underlying metals (and accompanying payable) should not be included on your balance sheet.
Please support your conclusion in GAAP. Also describe your consideration of paragraph 9 to FIN 45. The response should also address the affect of the guarantee on the accounting. That is, tell us how the guarantee impacts your conclusion that the rights and risks of ownership remain with the consignor.
6. Also with respect to US GAAP, clarify whether you recognize revenue on a gross or net basis for metal that is purchased from consignors and sold concurrently to customers. Describe how you apply the requirements of EITF 99-19.
7. Please provide to us more details of the asbestos litigation and environmental matters, particularly those matters where you have been named a Potentially Responsible Party (PRP). Discuss the number of asbestos-related claims filed and the status of any significant claims. In future filings please provide more details of the exposure related to the PRP sites. Future filings should clarify the reason that you believe these matters will not have a significant impact on results of operations, liquidity or financial condition. Please note that if there is at least a reasonable possibility that a loss exceeding amounts already recognized may have been incurred and the amount of that additional loss would be material to a decision to buy or sell your securities you should (a) disclose the estimated additional loss, or range of loss, that is reasonably possible, or
(b) state that such an estimate cannot be made. Refer to SAB Topic 5.Y. and SOP 96-1.

Note 33.  Summary of differences between UK and US GAAP, page F-41

(a) Goodwill, page F-42
8. The adjustments for goodwill (adjustment a) appear to be the net amounts of various accounting differences. In general, reconciliation items should be presented on a gross basis. In future filings please disaggregate and quantify the components of the adjustments for goodwill. The increased detail may be presented in the narrative description as long as there are clear reconciliations to the totals presented for the adjustments titled goodwill. Please show us how you intend to implement this comment. You should also consider the substance of this comment with respect to any other adjustment that may be an amalgamation of items presented on a "net" basis.

       As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.


	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	You may contact Kristin Lochhead at (202) 551-3664 or me at
(202) 551-3605 if you have questions.  In this regard, please do not
hesitate to contact Brian Cascio, Accounting Branch Chief, at
(202)
551-3676 with any other questions.


      Sincerely,



      Gary Todd
      Reviewing Accountant

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Mr. Millard
Cookson Group plc
July 14, 2005
Page 4